

June 15, 2011

Via E-mail
Mr. Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1400
Midland, TX 79701

  Re: Legacy Reserves LP
     Registration Statement on Form S-3
     Filed May 25, 2011
     File No. 333-174488

Dear Mr. Pruett:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures

1. With respect to Iron Creek Energy Group, LLC, please revise your filing to clarify the individuals signing in the capacity of such company's (i) principal executive officer or officers, (ii) principal financial officer, and (iii) controller or principal accounting officer, or persons performing similar functions. Please refer to Instructions 1 and 2 under "Signatures" in Form S-3.

Exhibit 5.1

2. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "Delaware General Corporation Law, the Delaware

Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act" includes the statutory provisions and reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR system.

3. In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of any of the guarantors. In that regard, we note that Iron Creek Energy Group, LLC is organized in Wyoming. However, we note that the limitation set forth in the final paragraph of the opinion at page 6 appears to exclude the laws of the State of Wyoming. Please obtain and file a revised legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
      Gislar Donnenberg
      Andrews Kurth LLP